W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

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March 30, 2022

VIA EDGAR SUBMISSION Mr. J. Nolan McWilliams Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
Teucrium Soybean Fund
Registration Statement on Form S-1 (File No. 333-263448)

Dear Mr. McWilliams:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Teucrium Soybean Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated March 24, 2022 in regards to the Fund’s registration statement on Form S-1 filed on March 10, 2022 (“Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement, and any page references refer to the Registration Statement. For convenience, your comment is restated below, with the response following.

General

1.
Comment: Please prominently discuss here and in The Soybean Market on page 65 the impacts of current geopolitical events on the soybean market by quantifying, to the extent information is available, soybean prices, the price of soybean futures contracts, the extent to which the soybean futures market is experiencing backwardation, the price of your shares, and the increased trading volume of soybean futures and your shares as of the most recent practicable date.

Response:                          The Fund has added the requested disclosure as follows:

“To place the impacts of the geopolitical events described above in context, the following table compares the percentage change in soybean prices, the price of soybean futures contracts, the price of the Fund’s shares, and the increased trading volume of soybean futures in the twenty trading days prior to the date of the Russian invasion of Ukraine (January 27, 2022 to February 23, 2022), compared to the twenty trading days following (February 24, 2022 to March 23, 2022).

Recent geopolitical events have also impacted the level of “backwardation” experienced by the Fund. As illustrated by the table, the Russian invasion and related developments have placed upward pressure on the price of soybean and soybean futures contracts. As a result, near to expire contracts trade at a higher price than longer to expire contracts, a situation referred to as “backwardation.” Putting aside the impact of the overall movement in prices of soybean and soybean futures, the Benchmark Component Futures Contracts (the soybean futures contracts that the Fund invests in to achieve its investment objective) would tend to rise as they approach expiration. This backwardation may benefit the Fund because it will sell more expensive contracts and buy less expensive contracts on an ongoing basis. The degree of backwardation is also shown in the following table.

Conversely, in the event of a soybean futures market where near to expire contracts trade at a lower price than longer to expire contracts, a situation referred to as “contango,” then absent the impact of the overall movement in soybean prices the value of the Benchmark Component Futures Contracts would tend to decline as they approach expiration. If the prices of soybean and soybean futures were to decline, for example, because of a resolution of the Russia-Ukraine conflict, the Fund would experience the negative impact of contango.

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Soybean prices	Average SPOT Soybean Price = $15.6290	Average SPOT Soybean Price = $16.7648
Soybean futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $15.2850	Average Futures Price Across next 4 contracts (excluding SPOT month) = $15.89
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 32,288	Average Volume Across next 4 contracts (excluding SPOT month) = 32,104
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +7.36% (backwardation)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +14.76% (backwardation)
Fund share prices	Average Price = $25.9898	Average Price = $27.33475
Average share volume	86,080	144,935
* Roll yield is a type of return in commodity futures investing that comes from “rolling” shorter-dated contracts for longer-dated contracts. It is driven by the difference in the price of shorter-dated, closer to maturity commodity contracts (in the table above the actual spot price of soybean is used) and their longer-dated counterparts. Roll yields can either be positive or negative, depending on whether the market is in backwardation or contango, respectively.”

2.
Comment: Please disclose here, if true, that the fund is in the process of entering into an agreement with a new futures commission merchant (FCM) and discuss the attendant risks.

Response:                          The Fund has finalized an agreement with a new futures commission merchant. It has revised the following risk factor appearing in the prospectus summary (and in other appropriate sections of the prospectus) to reflect that the Fund now has two FCMs. The Registrant believes that the addition of the new FCM mitigates to some extent the risks attendant to having only one FCM, but the following risk factor discloses the risks attendant to what could happen if one or both FCMs place limits on purchases and sales of futures contracts.

“The Fund currently has two futures commission merchants (“FCMs”) through which it buys and sells futures contracts. The recent volatility in the soybean futures market may lead one or both of the Fund’s FCMs to impose risk mitigation procedures that could limit the Fund’s investment in soybean futures contracts beyond the accountability and position limits imposed by futures contract exchanges as discussed herein. One of the FCMs has imposed a financial ceiling on initial margin that could change and become more or less restrictive on the Fund’s activities depending upon a variety of conditions beyond the Sponsor’s control. If the Fund’s other current FCM were to impose position limits, or if any other FCM with which the Fund establishes a relationship in the future were to impose position limits, the Fund’s ability to meet its investment objective could be negatively impacted. The Fund continues to monitor and manage its existing relationships with its FCMs and will continue to seek additional relationships with FCMs as needed.”

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/JMS

Cc:
Sal Gilbertie
John Sanders
1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

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